UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BlueLinx Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09624H109

(CUSIP Number)

Christopher J. Rupright, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA  94111
415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  []

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP NO. 09624H109

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Stadium Capital Management, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     XX

(b)     ______

3.     SEC Use Only ________________________________________________________

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization       Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	-0-
	8. Shared Voting Power	1,635,949
	9. Sole Dispositive Power	-0-
	10. Shared Dispositive Power	1,635,949

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     1,635,949

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     5.0%

14.     Type of Reporting Person (See Instructions)                      OO, IA

CUSIP NO. 09624H109

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bradley R. Kent

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     XX

(b)     ______

3.     SEC Use Only _____________________________________________________________

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization       United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	-0-
	8. Shared Voting Power	1,635,949
	9. Sole Dispositive Power	-0-
	10. Shared Dispositive Power	1,635,949

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     1,635,949

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     5.0%

14.     Type of Reporting Person (See Instructions)                      IN

CUSIP NO. 09624H109

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Alexander M. Seaver

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     XX

(b)     ______

3.     SEC Use Only ______________________________________________________________

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization       United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	-0-
	8. Shared Voting Power	1,635,949
	9. Sole Dispositive Power	-0-
	10. Shared Dispositive Power	1,635,949

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     1,635,949

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     5.0%

14.     Type of Reporting Person (See Instructions)                    IN

CUSIP NO. 09624H109

Item 1.     Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of BlueLinx Holdings Inc. (the "Issuer").  The principal executive office of the Issuer is located at 4300 Wildwood Parkway, Atlanta, GA  30339.

Item 2.  Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Stadium Capital Management, LLC, a Delaware limited liability company ("SCM"),
Alexander M. Seaver ("Seaver")
Bradley R. Kent ("Kent")
(collectively, the "Filers").

(b) The business address of the Filers is
550 NW Franklin Avenue, Suite 478, Bend, OR 97701.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
SCM is an investment adviser. Seaver and Kent are the managers of SCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 4 of the cover sheet for each Filer.

Item 3.     Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
SCM	Funds under Management	$7,274,488

CUSIP NO. 09624H109

Item 4.     Purpose of Transaction

The Reporting Persons purchased the Common Stock of the Issuer for investment purposes. The Reporting Persons intend to exercise fully their rights as stockholders.

The Reporting Persons are engaged in the investment advisory business. In pursuing this business, the Reporting Persons will routinely monitor the Issuer with regard to a wide variety of factors that affect their investment considerations, including, without limitation, current and anticipated future trading prices for the Issuer’s Common Stock and other securities, the Issuer’s operations, assets, prospects, financial position, and business development, Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations.

Depending on their evaluation of various factors, including those indicated above, the Reporting Persons may take such actions with respect to their holdings in the Issuer as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares of Common Stock now owned or hereafter acquired by any of them. In addition, the Reporting Persons may from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or otherwise pledge their interests in the Common Stock of the Issuer as a means of obtaining liquidity. The Reporting Persons may from time to time cause any of Stadium Capital Partners, L.P. and Stadium Capital Qualified Partners, L.P. (the “Stadium Capital Funds”) to distribute in kind to their respective investors shares of Common Stock of the Issuer owned by such Stadium Capital Funds. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties concerning the Issuer. Further, the Reporting Persons reserve the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors and the stockholders of the Issuer. Any of the foregoing actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

On August 10, 2010, the Reporting Persons filed a complaint in the Delaware Chancery Court titled Stadium Capital Qualified Partners, L.P., and Stadium Capital Partners, L.P., v. Cerberus APB Investor LLC et. al , alleging, among other things, that Cerberus’ tender offer to acquire the remaining outstanding shares of the Issuer (the “Cerberus Offer”) violates the fiduciary duties owed by Cerberus and the directors of the Issuer to the Stadium Capital Funds.  In particular, the Complaint alleged that Cerberus violated its fiduciary duties to the Stadium Capital Funds and other minority shareholders of the Issuer by making an offer that was substantially below the intrinsic value of the Issuer and by failing to disclose material information concerning the Issuer and its value to the Stadium Capital Funds and the Issuer’s other minority shareholders.  A copy of the Complaint was attached as Exhibit B to that initial Statement.

On August 18, 2010, the Reporting Persons sent a letter to the Special Committee of the Board of Directors of the Issuer (“Special Committee”).   The letter sets forth in more detail  several specific reasons why the Reporting Persons’ believe that the Cerberus Offer is significantly below the intrinsic value of the Issuer and is an attempt to coerce the Stadium Capital Funds and the Issuer’s other minority shareholders to tender into the Offer.  In particular, the letter demonstrates that under traditional valuation methodologies, and using the Issuer’s own projections and multiples consistent with prior years, the Issuer’s intrinsic value could range between $24.16-$39.78 per share—i.e. more than 7x the Cerberus offer.  The letter also notes that if an estimate for the market value of the Issuer’s real estate assets is substituted for such assets’ current book value, then the net asset value of the Issuer per share is also significantly greater than the Cerberus’ offer.   The letter further states that because the Cerberus Offer substantially undervalues the Issuer, SCM will not support or tender into this or any offer which is not consistent with the Issuer’s intrinsic value and urges the Special Committee to use all of the resources available to it, including a shareholder rights plan, to prevent consummation of an inadequate offer.  The letter concludes by reiterating SCM’s confidence in BlueLinx’s business, management team, and long-term prospects and recommends that the Special Committee reject any proposal to acquire the Issuer at a value that is not consistent with BlueLinx’s intrinsic value, and instead allow the Issuer to achieve appropriate value over time.

On September 23, 2010, Cerberus made a new offer by amendment and supplement to its Offer Document (the "New Offer"). On September 28, 2010, SCM sent a letter to the Special Committee, explaining that SCM believes the New Offer continues to value the Issuer far below the Issuer's intrinsic value. Further, SCM explained that it continued to view the New Offer as coercive and unfair.  The letter further details how Cerberus is continuing to breach its duties of full and fair disclosure, and that Cerberus has not yet provided adequate information to value the Issuer as a going concern.  For all of these reasons SCM states in its letter that it will not support or tender into the New Offer, and urges the Special Committee to reject the New Offer.  A copy of the SCM September 28 letter is attached at Exhibit B hereto, and incorporated by reference hereto.

Except as set forth in this Statement, the Reporting Persons do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since August 18, 2010:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
NONE

Item 6.     Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

SCM is the investment adviser and (in some cases) general partner of its clients pursuant to investment management agreements or limited partnership agreements providing to SCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients.  Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.  Pursuant to such investment management agreements, SCM is entitled to fees based on assets under management and realized and unrealized gains.

Item 7.     Material to Be Filed as Exhibits

Exhibit A -- Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B -- Letter from Stadium Capital Management, LLC to the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:     September 28, 2010

STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	Alexander M. Seaver Bradley R. Kent

CUSIP NO. 09624H109

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated August 10, 2010 (including amendments thereto), with respect to the shares of common stock, par value $0.01 per share, of BlueLinx Holdings Inc.  For that purpose, the undersigned hereby constitute and appoint Stadium Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the Securities and Exchange Commission and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said shares, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:     August 10, 2010

STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	Alexander M. Seaver Bradley R. Kent

EXHIBIT B

Letter From Stadium Capital Management, LLC

September 28, 2010

Special Committee of the Board of Directors of BlueLinx Holdings Inc.
Richard B. Marchese
Alan H. Schumacher
Richard S. Grant
4300 Wildwood Parkway
Atlanta, GA 30339

Dear Sirs:

As you know, Stadium Capital Management, LLC (“SCM”) is the largest minority shareholder of BlueLinx Holdings Inc. (“BlueLinx” or the “Company”).  We wrote you a letter on August 18, 2010 (“SCM August Letter”) to communicate our analysis of the tender offer commenced on August 2, 2010 (the “Offer”), and related Form SC TO-T filed on August 2, 2010 (the “Offer Document”) by Cerberus ABP Investor LLC (“CAI”) and its affiliates (collectively “Cerberus”).  In the SCM August Letter, a copy of which is attached, we articulated our strong view that Cerberus’s Offer was priced at a significant discount to BlueLinx’s intrinsic value, and our objection to the fact that the Offer was designed to coerce the Company’s minority shareholders to sell at an unfairly low price through a subsequent “short-form” merger transaction.  In addition, we communicated our belief that Cerberus failed to disclose information adequate to allow BlueLinx’s minority shareholders to make an informed decision about whether to tender their shares.

This letter is intended to address Cerberus’s new offer that was made September 23, 2010 by amendment and supplement to the Offer Document (the “New Offer”).  We urge the special committee to reconsider its recommendation that the minority shareholders accept the New Offer and instead recommend strongly that the minority shareholders reject the New Offer.    Our opinion is based on the following fundamental arguments:

1.
The $4.00 per-share price in the New Offer values the Company far below its intrinsic value.  The SCM August Letter details our analysis of the intrinsic value of BlueLinx.   The valuation arguments articulated in that letter are even more compelling today.  The only significant industry news since we wrote the SCM August Letter has been positive for BlueLinx.  Specifically, for example, the U.S. Census Bureau reported on September 21, 2010 that housing starts increased 10.5% on a seasonally adjusted rate from July.  In addition, the National Association of Realtors reported on September 23, 2010 that the sales of previously owned U.S. homes rose by 7.6% and that the inventory of existing homes for sale decreased by 0.6% in August.  We continue to believe that the real estate construction market has reached its low point and will recover and that  BlueLinx’s business will benefit significantly. We therefore believe that SCM and the Company’s other minority investors should either be paid a price that adequately reflects this opportunity, or be allowed to retain their shares until such opportunity is more fully understood by the market.

We have reviewed BlueLinx’s Schedule 14D-9 (Amendment No. 1), dated September 28, 2010, which includes information related to the valuation of BlueLinx’s equity by the Special Committee’s financial advisor, Citadel Securities (“Citadel”).  We are surprised at the nature and magnitude of the flaws in Citadel’s valuation work and even more surprised and disappointed that the special committee has chosen to act based on its opinion.   For example, by far the most powerful driver in Citadel’s estimate of BlueLinx’s share value is Citadel’s choice to define BlueLinx’s future cash flow generation based on its “Mid-Cycle EBITDA”.  This “Mid-Cycle EBITDA” assumption effectively determines the valuation in Citadel’s “Comparable Company Analysis” valuation method and is a significant driver in Citadel’s “Discounted Cash Flow Analysis” valuation method.  The problem is that Citadel has arbitrarily assumed that the “Mid-Cycle EBITDA” is an average of the actual 2009 results and the projected results for the years 2010-2015.  This unreasonable assumption effectively predicts that the U.S. will experience a residential real estate building cycle equal to the magnitude of the recent cycle once in every six years.   Specifically, in the base case projections, Citadel has suggested that the “Mid-Cycle EBITDA” that should be used to value BlueLinx is $77.0 million.  In calculating this “Mid-Cycle EBITDA” of $77.0 million, Citadel has effectively employed an average annual housing start assumption of 0.98 million per year.  This is a ridiculously low number.  Over the last 50 years, through many cycles, the average number of annual housing starts in the U.S is 1.52 million per year, or 55% above Citadel’s assumption.  In fact, in the base case projections, the projected year that most closely approximates a 1.52 million start environment is the projected 2015 year, and in this year BlueLinx is projected to generate $205.1 million of EBITDA.  If Citadel’s “Comparable Company Analysis” method is used, and if one takes the mid-point EBITDA multiple of 6.0 that is proposed by Citadel and applies it to this more realistic “Mid-Cycle EBITDA” of $205.1 million, then BlueLinx’s equity value is approximately $23.50 per share.  If done properly and with reasonable assumptions, a valuation under Citadel’s “Discounted Cash Flow Analysis” method results in a similar value.

In addition to the many errors in estimating the going-concern value of BlueLinx, only the most significant of which is discussed above, Citadel and the special committee have largely ignored BlueLinx’s net asset value in their review of the fairness of the New Offer.  Although Citadel ignores net asset value entirely in its valuation presentation to the special committee, the filing suggests that Citadel reviewed the value of BlueLinx’s real estate portfolio and suggested to the special committee that the real estate, net of the associated mortgage debt, is worth between negative $18.7 million and positive $26.3 million, after tax (-$0.55 to $0.75 per share on 35.0 million shares).  Remarkably, Citadel’s and the special committee’s analysis of the Company’s net asset value seems to have stopped there.  However, if one continues the analysis, it shows that the net book value of the Company’s other assets and liabilities (excluding the real estate and mortgage debt) is approximately $5.17 per share as of July 3, 2010.  This suggest that the net asset value of BlueLinx, as adjusted by Citadel’s valuation of BlueLinx’s real estate, is between $4.62 and $5.92 per share ($5.17-0.55 to $5.17+0.75).  Not completing this obvious valuation analysis and including its result in its evaluation of the fairness of Cerberus’ proposal, even after SCM raised the issue in the SCM August Letter, is a gross lapse of the special committee’s duties to the minority shareholders.

2.
The New Offer by Cerberus is still proposed as a two-step freeze-out transaction and as such continues to be coercive and unfair.  The New Offer still includes provisions that allow Cerberus to force non-tendering shareholders to sell their shares in a subsequent merger transaction.  This, of course, continues to be highly objectionable to the minority shareholders because it deprives them of the opportunity to realize the benefits of improvements in business conditions and BlueLinx’s financial performance.  Our firm’s investment strategy is specifically built around patient, long-term investing.  Our 13-year track record of doing so has confirmed that such an approach is the optimal means for producing attractive results.  To force SCM, or any other minority shareholder of BlueLinx, into a short-form merger effectively robs patient, diligent investors like SCM of the opportunity to realize significantly higher returns on their investments in BlueLinx.

3.
We also continue to believe that Cerberus has breached and continues to breach its duties of full and fair disclosure.  One interesting and revealing example of Cerberus’s inadequate disclosure is its discussion of “fair value” for BlueLinx’s equity.  Cerberus continues to acknowledge that it did not consider the value of the Company’s assets in its analysis of the Company’s value because it “consider[s] the Company to be a viable going concern.”  Cerberus then further admits that it “did not establish a specific going concern value for the shares.”  Leaving aside the fact that asset values are entirely relevant even if one intends to operate as a going concern (because, to state what we think is the obvious, these asset values create critical downside value protection if going-concern operations fail), the combination of these two statements suggests that Cerberus did not value the Company as either a going concern or in a liquidation scenario.  Since these are the only two choices for valuation scenarios, the only reasonable conclusion we can draw is that Cerberus undertook no valuation work in deriving either the Offer or New Offer.  This seems both odd and disingenuous given that Cerberus is in the business of valuing and investing in companies like BlueLinx.   Moreover, if Cerberus did not value the Company, then how did such a sophisticated group decide  to buy more of it?  Without a valuation, how did Cerberus decide that $3.40, and then $4.00, are purportedly fair prices to the minority shareholders?  Why would Cerberus ask BlueLinx’s management to prepare projections, ask for adjustments to these projections, and then prepare projections of its own if it was not planning on performing a valuation of the Company as an ongoing concern?  This all suggests to us that there was and continues to be inadequate disclosure.

We reiterate that SCM will not support or tender into an offer which does not reflect BlueLinx’s intrinsic value, and we believe that the $4.00 per share price offered in the New Offer is far below such value.  We also continue to believe that a perfectly reasonable alternative for the Special Committee to consider  is for no transaction to take place at this time.  We further urge the Special Committee to reconsider its recommendation and instead reject any transaction that will deprive SCM and BlueLinx’s other minority shareholders of the opportunity to reject Cerberus’s offer and instead maintain an equity position in BlueLinx so as to realize the future benefits of their investment.

Sincerely,

Stadium Capital Management, LLC

CC:           Mark L. Hanson, Jones Day
Stavros Tsibiridis, Citadel Securities LLC

SCM August Letter

August 18, 2010

Special Committee of the Board of Directors of BlueLinx Holdings Inc.
Richard B. Marchese
Alan H. Schumacher
Richard S. Grant
4300 Wildwood Parkway
Atlanta, GA 30339

Dear Sirs:

We represent Stadium Capital Management, LLC (“SCM”), which as you know is the largest minority shareholder of BlueLinx Holdings Inc. (“BlueLinx” or the “Company”).  The purpose of this letter is to set forth our further analysis of the tender offer commenced on August 2, 2010 (the “Offer”), and related Form SC TO-T filed on August 2, 2010 (the “Offer Document”) by Cerberus ABP Investor LLC (“CAI”) and its affiliates (collectively “Cerberus”).

As detailed in the complaint we filed on August 10, 2010 in the Delaware Chancery Court (the “Complaint”), Cerberus’ Offer is flawed from both a procedural and substantive point of view.  Simply put, the Offer is far below any measure of BlueLinx’s intrinsic value, and appears designed to coerce BlueLinx’s minority stockholders to tender into the Offer by, among other things, failing to disclose adequate information to allow BlueLinx’s minority stockholders to make an informed decision, and not even allowing the Special Committee sufficient time to determine for itself the Company’s value and available alternatives to the Offer.

Specifically, our analysis leads us to the following conclusions:

1.
CAI’s proposed two-step freeze-out transaction is coercive and unfair, and smacks of significant self-dealing. We also believe that CAI and Cerberus have breached their duties of full and fair disclosure.

2.
The Offer price is significantly lower than the Company’s true value as calculated by any reasonable analysis. The Company’s own documents and public comments clearly support the notion that the tender offer price of $3.40 per share is far below BlueLinx’s intrinsic value per share.  We believe this intrinsic value should be based on an estimate of the Company’s future value, subsequent to the kind of reasonable homebuilding recovery described by BlueLinx’s management in its “Company Operating Plan” delivered to Cerberus in February 2010 as described in the Offer Document.  The current Offer price falls far below this threshold and is even a significant discount to the value of the Company’s assets net of its liabilities.  Specifically:

a.
BlueLinx’s public filings recognize that the Board of Directors of BlueLinx and the Company’s management team believe that the current real estate construction market is depressed, but demonstrate that BlueLinx is well positioned to realize significant earnings and cash flow – and a concomitant increase to the market value of the Company’s equity – when the real estate construction market recovers over the next few years.

b.
BlueLinx’s management projects that the Company will earn revenues of $4,369.3 million and EBITDA of $170.5 million when new housing starts recover to 1.3 million units per year (which is projected to occur in 2014, according to the Company Operating Plan included in the Offer Document and prepared by BlueLinx for review by Cerberus and CAI in February 2010).  These EBITDA levels are similar to what the Company achieved in its 2004 and 2005 fiscal years, during which time BlueLinx’s total enterprise value was consistently valued in the range of approximately 6.5x to 9.5x EBITDA.  Employing this range of 6.5x to 9.5x EBITDA multiple and BlueLinx’s projected 2014 EBITDA of $170.5 million results in a total enterprise value of $1,108 million to $1,620 million.  Deducting the Company’s projected 2014 net debt of $318.4 million results in an equity value of $790 million to $1,301 million, or approximately $24.16 to $39.78 per share – i.e., more than 7.1x to 11.7x the current $3.40 per share Offer price.

c.
BlueLinx has publicly reported that as of July 3, 2010 it had, at book value, total assets of $644 million, total liabilities of $610 million, and shareholders equity of $34 million.  With 32,701,062 shares of common stock outstanding, BlueLinx’s book value per share was approximately $1.04.  One reason BlueLinx has such a low book value is because the book value of its real estate assets is far below their actual market value.  In its presentation titled “BlueLinx Quarterly Review – 2nd Quarter 2010” dated August 5, 2010, the Company reported, just three days after the commencement of the Offer, that the real estate assets used to secure its outstanding mortgage were appraised at $370 million in June 2006.  The estimated book value of these mortgage assets as of July 3, 2010 (used in the above calculation) was $113 million.  If the appraised value of these assets is used instead of their stated book value, the calculation of BlueLinx’s book-value shareholder equity would increase from $34 million to $291 million, or approximately $8.90 per share – i.e., more that 2.62x the current $3.40 per share Offer price.

We believe that Cerberus and BlueLinx’s Board of Directors have access to detailed property data necessary to thoroughly analyze and determine the true market value of BlueLinx’s real estate assets, information that is not available to us.  However, the Moodys/REAL Commercial Property Price Index suggests that industrial property values in the United States dropped by 25-30% between June 2006 and April 2010.  Conservatively using the high end of this estimate (i.e. 30%), the value of the BlueLinx property holdings that were appraised at $370 million would have decreased to approximately $259 million as of July 2010, and use of that value in calculating BlueLinx’s book-value shareholder equity would result in a shareholder equity figure of $180 million, or approximately $5.51 per share – i.e., more that 1.62x the current $3.40 per share offer price.

3.
Cerberus has refused at least two requests by the Special Committee to allow the Special Committee to have the time the Special Committee believes is necessary for it to form an independent and informed judgment.

We note that the Special Committee’s powers and authority appear to provide it with the ability to respond appropriately to the Offer. We hope that the Special Committee will use these powers to ensure that it has adequate time and information to make an informed judgment with respect to any Cerberus offer, including using a shareholder rights plan as necessary to prevent the consummation of an inadequate offer.

We also wish to make clear that based upon our analysis we believe that the current Offer is significantly below BlueLinx’s intrinsic value.  SCM will not support or tender into an offer which is not consistent with BlueLinx’s intrinsic value, and we believe a perfectly reasonable alternative for the Special Committee to consider is for no transaction to take place at all.  We own our position in BlueLinx even during this severe building cycle because we have great faith in the company’s market position and management team.  Undoubtedly like other minority shareholders of the Company, we therefore remain prepared to wait for appropriate value to be achieved over time.

We are not activists by orientation, and our firm does not have a history of public posturing or litigating.  Nevertheless, we have a fiduciary responsibility to respond forcefully to situations that we believe are sufficiently egregious. This tender offer, both by process and price, is rife with self-dealing and conflicts of interest, and it has left us no choice but to take appropriate legal action, and to convey our profound concerns directly to the Special Committee.

Sincerely,

Stadium Capital Management, LLC

CC:           Mark L. Hanson, Jones Day
Stavros Tsibiridis, Citadel Securities LLC